

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 21, 2009

Richard I. Steinhart
Chief Financial Officer
Electro-Optical Sciences, Inc.
3 West Main Street, Suite 201
Irvington, NY 10533

> **Re: Electro-Optical Sciences, Inc.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-51481**

Dear Mr. Steinhart:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief